Sara R. Ziskin, P.C.
Attorney at Law

Sara R. Ziskin, Esq. sara@sziskin.com	Tina M. Metzger, Legal Assistant tina@sziskin.com

7319 North 16th Street, Suite 201 Phoenix, Arizona 85020	Telephone: (602) 252-1101 Facsimile: (602) 252-7101
March 7, 2006
FILED VIA EDGAR
Mr. Wilson K. Lee
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Great Western Land and Recreation, Inc. Form 10-KSB for the year ended 9/30/2005 Filed on 12/30/2005 File No. 000-18808
Dear Mr. Lee:
As per our telephone conversation, I represent Great Western Land and Recreation, Inc. (the “Company”) and have been asked by the Company to reply to your letter dated February 8, 2006 regarding the Company Form 10-KSB for the year ended September 30, 2005.
The comment numbers set forth below correspond to the numbers of the comments raised in your letter.
Item 8A. Controls and Procedures.
1.	We note that the company performed an evaluation of the effectiveness of the design and operations or [sic] you disclosure controls and procedures during the period covered by the annual report. Pursuant to Item 307 of Regulation S-B as amended by Release No. 33-8238: Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosures in Exchange Act Periodic Reports, effective August 14, 2003, such evaluation should be performed as of the end of the period covered by the report. Tell us how you complied with such requirements or advise us.
Please note that the Company intended its statement that “During the period covered by this annual report” to refer to the entire period covered by the report, including the end of

Mr. Wilson K. Lee
March 7, 2006

the period. By performing its evaluation of the effectiveness of the design and operations of its disclosure controls and procedures throughout the period covered by the Company’s Form 10-KSB, the Company was able to conclude that its disclosure controls and procedures were effective throughout the period, which, again, includes the end of the period covered by the report. Therefore, the Company believes that both its evaluation of controls and procedures and its disclosure of its evaluation given in Item 8A comply with the requirements of Item 307 of Regulation S-B.
Note L — Preferred Stock, pages F-14 — F — 16
2.	For each Series of preferred stock, tell us how you accounted for the conversion feature and your basis in GAAP for this treatment. Specifically tell us how you considered EITF 00-19 in determining whether your preferred stock contains embedded derivatives that you should separate from the host and account for at fair value under SFAS 133. Your response should include information regarding the terms of the preferred stock agreements and how you analyzed them under paragraphs 12-32 of EITF 00-19 as well as whether any of the terms would require net cash settlement.
The Company does not belief that its preferred stock contains embedded derivatives. Please refer to the attached letter from the Company setting forth the results of its analysis of the application of EITF 00-19 to the Company’s financial statements.
Should you have any additional comments or questions, please do not hesitate to call me.

Very truly yours,
//s// Sara R. Ziskin

Sara R. Ziskin

SRZ:tmm
Attachment
cc:   Daniel J. Regan (via e-mail, with enclosure)

Great Western Land & Recreation, Inc.
7373 North Scottsdale Road, Suite C-140
Scottsdale, Arizona 85253
Telephone: (480) 949-6007
Fax: (480) 949-6009
March 7, 2006
FILED VIA EDGAR
Mr. Wilson K. Lee
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Great Western Land and Recreation, Inc. Form 10-KSB for the year ended 9/30/2005 Filed on 12/30/2005 File No. 000-18808
Dear Mr. Lee:
     In response to the second comment raised in the SEC’s letter dated February 8, 2006, we have reviewed the guidance of EITF 00-19 to determine (i) whether there were embedded derivatives that would require bifurcation and presentation of value at fair value and (ii) whether there was a liability in accordance with SFAS No. 150.
     Specifically, we have analyzed the rights and privileges of all series of our preferred stock. As a result of that analysis, we have determined that no embedded derivatives exist. We have based this conclusion on the following facts:
•	The conversion rates on all series of preferred stock are fixed at the time of the issuance.

•	Series A, C, D and E have registration rights but only “piggy back” rights. Therefore, no specific registration requirement exists.

•	There are no requirements that upon conversion, the common stock that is issued must be registered.

•	There are no redemption features that are not under the sole control of the Company.

Mr. Wilson K. Lee
March 7, 2006

•	None of the Company’s series of preferred stock require any kind of settlement in cash.

•	There were no other securities issued in conjunction with the preferred shares.

•	We have sufficient authorized common shares to provide for conversion of all preferred shares outstanding

Furthermore, we are not aware of any situation that would result in a net cash settlement for any of our series of preferred stock.

Should you have any additional comments or questions, please do not hesitate to contact the undersigned.

Sincerely, GREAT WESTERN LAND AND RECREATION, INC.
/s/ Daniel J. Regan

Daniel J. Regan, Chief Financial Officer

DJR:SRZ:tmm